UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                               (AMENDMENT NO. 24)

                                Terex Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    880779 10 3
                                 (CUSIP Number)

                        Randolph W. Lenz With copies to:
           c/o Equity Merchant Banking Corp. Thomas S. Gallagher, Esq.
                 5401 North Federal Highway 66 Larchmont Avenue
            Fort Lauderdale, Florida 33308 Larchmont, New York 10538

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

CUSIP NO.      880779 10 3                 SCHEDULE 13D/A
Page 2 of 4 Pages

1       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

     Randolph W. Lenz

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a)  /  / (b)  /  /

           3   SEC USE ONLY

           4   SOURCE OF FUNDS* PF

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
           /  /

           6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

NUMBER OF              7     SOLE VOTING POWER
SHARES
BENEFICIALLY                   1,650,178
OWNED BY
EACH                   8     SHARED VOTING POWER
REPORTING
PERSON                 9     SOLE DISPOSITIVE POWER
WITH
                               1,650,178

                      10     SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

           1,650,178

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                    /  /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.92% of the Common Stock outstanding as of the date hereof.

14     TYPE OF REPORTING PERSON*
                         IN

Terex Corporation
Schedule 13D/A

ITEM 1       SECURITY AND ISSUER.

This Statement relates to shares of common stock(the "Common Stock") of Terex Corporation and its predecessor, Northwest Engineering Company(the "Company").The address of the Company's principal executive offices is 500 Post Road East, Suite 320,Westport, CT 06880. In 1988, Northwest Engineering Company merged into the Company, with the Company being the surviving entity and the issuer of the Company's registered securities.

ITEM 2.   IDENTITY AND BACKGROUND.

        (a) - (c) This Statement is being filed by Randolph W. Lenz ("Reporting Person" or "Mr. Lenz"). Mr. Lenz is a citizen of the United States.
The business and office address of the Reporting Person is 5401 North Federal Highway, Fort Lauderdale, Florida 33308.

        (d)- (f) No change from information set forth in amendment Number 23

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

Not applicable.

                                Page 3 of 4 pages

Terex Corporation
Schedule 13D/A

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

On May 22, 1999, Mr. Lenz sold 326,400 shares of Company Common stock for $30.00 per share for a total of $9,792,000.00. On May 24, 1999, Mr. Lenz sold 60,000 shares of Company Common stock for $30.00 per share for a total of $1,800,000.00 Both these transactions were sold in the open market through broker-dealers. Subsequent to these sales, Mr. Lenz owns beneficially 1,650,178 shares of Company Common Stock, or 7.92% of the total number of shares of Company
Common Stock  outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       May 26, 1999       By: /s/Randolph W. Lenz

                                     RANDOLPH W. LENZ

                                     By: /s/Thomas S. Gallagher, Esq.

                                     By:   Thomas S. Gallagher, Esq.
                                     Attorney-in-Fact
                                     Pursuant to Power of Attorney,
                                     dated August 13, 1998
                                     (attached as Exhibit A to Mr.
                                     Lenz's Schedule 13D No.1 for
                                     Terex Corporation), dated August
                                     14,1998 and incorporated herein by
                                     reference)

                              Page 4 of 4 Pages